

Joseph M. Rigby
Chairman of the Board
President
Chief Executive Officer

March 21, 2012

701 Ninth Street, NW
Washington, DC 20068

202-872-2219
202-331-6485 Fax
joe.rigby@pepcoholdings.com

Mr. Frederick J. Boyle
2838 Margate Road
Columbus, OH 43221

Dear Fred,

It is my great pleasure to confirm the following offer of employment to you on behalf of Pepco Holdings, Inc. ("PHI", the "Company"). This is an offer of at will employment at the initial terms discussed below, which have been discussed with you. Also, this offer is subject to satisfactory results of a background check and drug test as required by PHI. As discussed, I would ask that you sign and return this letter by Friday, March 23rd.

Employment. Your employment at PHI will commence on April 9, 2012, as Senior Vice President and Chief Financial Officer, reporting to myself.

Salary and Incentives. Your base salary will be $440,000 (Four Hundred and Forty Thousand Dollars) per year. Your salary will be reviewed annually beginning in 2013. You will participate in the following incentive programs according to the terms of the applicable incentive compensation plan, with initial target and maximum awards as follows:

- Annual Incentive Program
    - Target $264,000 (60% of 2012 salary)
    - Maximum $475,200 (180% of target award)
    - Your award for 2012 will be pro-rated based on your start date of April 9, 2012.

- Long Term Incentive Program (3 Year Cycle)
    - Target $550,000 (125% of 2012 salary), of which
        - 1/3 is granted as restricted stock units (RSU) vesting in three years of date of hire.
        - 2/3 is granted as performance RSUs with a three year performance period
            - Maximum - $773,333 (200% of performance RSUs)
    - Your award opportunity for the 2012-14 cycle will be prorated based on your start date of April 9, 2012.

Retirement. You are eligible to participate in PHI's defined benefit pension plan in accordance with its terms. In addition, you will be eligible to participate in the PHI 2011 Supplemental Executive Retirement Plan (SERP).

Deferred Compensation. You are eligible to participate in the qualified PHI defined contribution 401k plan. You are also eligible to make voluntary deferrals of salary and annual incentive into the non-qualified PHI Executive and Director Deferred Compensation Plan, in accordance with the terms of the plan.

Perquisites. You will participate in PHI's perquisite program, which currently includes:

- o Car allowance of $975 per month
- o Company provided parking
- o Annual financial planning and tax preparation services
- o Annual executive physical

Relocation. You will be eligible to participate in PHI's Relocation Program under the terms of the plan.

Vacation. You will be eligible for 4 weeks of paid vacation each year, increasing based on service under the terms of the PHI Management Vacation Policy.

Change in Control. You are eligible to participate in the PHI Change in Control Severance Plan which provides, among other provisions, three (3) times annual salary and target bonus if termination occurs as a result of change in control.

Health and Welfare Benefits. You will be able to participate in PHI's Management health and welfare benefits plans in accordance with the plans. Our Benefits team will assist you with enrollment upon employment.

Signing Bonus. You will receive a signing bonus of $40,000, payable in your first regular pay check following your employment with the Company.

PHI is a great Company, and our Board and senior executive team are looking forward to working with you as we take the Company into a promising future.

Assuming you agree with the terms of this offer, please indicate your acceptance in the space provided below and return one executed copy to me as soon as possible.

Sincerely,

/s/ JOSEPH M. RIGBY

Joseph M. Rigby
Chairman, President, and Chief Executive Officer
Pepco Holdings, Inc.

Accepted.

_____/s/ FRED BOYLE_____   ___March 26, 2012_____
Fredrick J. Boyle   Date